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Exhibit 99.1

SINA Corporation Prices Offering of US$700 Million Convertible Senior Notes

        SHANGHAI, November 15, 2013 — SINA Corporation (NASDAQ: SINA) ("SINA" or the "Company"), a leading Internet media company serving China and the global Chinese communities, today announced the pricing of US$700 million in aggregate principal amount of convertible senior notes due 2018 (the "notes"). The notes were offered to qualified institutional buyers in reliance on Rule 144A under the United States Securities Act of 1933, as amended (the "Securities Act"). The Company has granted to one of the initial purchasers a 30-day option to purchase up to an additional US$100 million principal amount of notes solely to cover over-allotments, if any. The notes will be convertible into the Company's ordinary shares ("ordinary shares"), at the option of the holders, based on an initial conversion rate of 8.0841 of ordinary shares per US$1,000 principal amount of notes (which is equivalent to an initial conversion price of approximately US$123.70 per ordinary share and represents an approximately 45% conversion premium over the closing trading price of the Company's ordinary shares on November 14, 2013, which was US$85.31 per share). The conversion rate is subject to adjustment upon the occurrence of certain events. Holders of the notes may convert their notes in integral multiples of US$1,000 principal amount at any time prior to the close of business on the second business day immediately preceding the maturity date. SINA will not have the right to redeem the notes prior to maturity except for certain circumstances involving changes in the tax laws for the relevant taxing jurisdiction. Holders of the notes will have the right to require the Company to repurchase for cash all or part of their notes on December 1, 2016 or upon the occurrence of certain fundamental changes at a repurchase price equal to 100% of the principal amount of the notes to be repurchased, plus accrued and unpaid interest to, but excluding, the repurchase date.

        The notes will bear interest at a rate of 1.00% per year, payable semiannually in arrears on June 1 and December 1 of each year, beginning on June 1, 2014. The notes will mature on December 1, 2018, unless previously repurchased or converted in accordance with their terms prior to such date.

        The Company plans to use $100 million of the net proceeds from the offering to concurrently repurchase its own outstanding ordinary shares.The remainder of the net proceeds of the offering will be used for general corporate purposes, including working capital needs and potential acquisition of complementary businesses.

        The Company expects to close the notes offering on or about November 20, 2013, subject to the satisfaction of customary closing conditions.

        The notes, the ordinary shares deliverable upon conversion of the notes, have not been registered under the Securities Act or any state securities laws. They may not be offered or sold within the United States or to U.S. persons, except to qualified institutional buyers in reliance on the exemption from registration provided by Rule 144A under the Securities Act, or in reliance on other exemptions from registration under the Securities Act.

        This press release shall not constitute an offer to sell or a solicitation of an offer to purchase any of these securities, and shall not constitute an offer, solicitation or sale of the notes, the ordinary shares in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

        This press release contains information about the pending offering of the notes, and there can be no assurance that the offering will be completed.

Safe Harbor Statement

        This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "may," "will," "expect," "anticipate," "future," "intend," "plan," "believe," "estimate," "is/are likely to," "confident" or other similar statements. SINA may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. All information provided in this press release is as of the date of the issuance, and SINA assumes no obligation to update the forward-looking statements in this press release and elsewhere except as required under applicable law. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to: SINA's limited operating history in certain new businesses; the global financial and credit market crisis and its impact on the Chinese economy; the uncertain regulatory landscape in China; fluctuations in the Company's quarterly operating results; the Company's reliance on online advertising sales and MVAS for a majority of its revenues; failure to successfully develop, introduce, drive adoption of or monetize new features and products, including portal, Weibo and MVAS products; failure to enter and develop the small and medium enterprise market by the Company or through cooperation with third parties, such a Alibaba; the Company's reliance on mobile operators in China to provide MVAS and changes in mobile operators' policies for MVAS in China; failure to successfully integrate acquired businesses; risks associated with the Company's investments, including equity pick-up and impairment; and failure to compete successfully against new entrants and established industry competitors. Further information regarding these and other risks is included in SINA's annual report on Form 20-F for the year ended December 31, 2012 and other filings with the Securities and Exchange Commission.

For further information, please contact:

Investor Relations
SINA Corporation
Phone: 8610-82628888 × 3112
Email: ir@staff.sina.com.cn

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  Exhibit 99.1
SINA Corporation Prices Offering of US$700 Million Convertible Senior Notes